EXHIBIT 1

DESCRIPTION OF SERIES G PREFERRED SHARES

      Set forth below is a summary of the terms of the Series G preferred shares.

      The summary is not complete and is qualified in its entirety by reference to our declaration of trust, the articles supplementary relating to the Series G preferred shares and our bylaws. Copies of these documents may be obtained from us.

General

      Under our declaration of trust, our board of trustees is authorized to issue 100 million preferred shares, to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time, in one or more series, subject to the rights of holders of any class or series of our preferred shares, without shareholder approval. Our board of trustees also is authorized to reclassify authorized but unissued common shares into preferred shares, and authorized but unissued preferred shares into common shares, without shareholder approval. Absent an express provision to the contrary in the terms of any class or series of authorized shares, under our declaration of trust our board of trustees also has the power to divide or combine the outstanding shares of any class or series, without shareholder approval.

      Under Maryland law applicable to us, a shareholder is not personally liable for our obligations solely as a result of his or her status as a shareholder. Our declaration of trust provides that no shareholder will be liable for any of our debts or obligations by reason of being a shareholder nor will any shareholder face any personal liability in tort, contract or otherwise to any person that relates to our property or affairs by reason of being a shareholder.

      Our bylaws further provide that we will indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we will reimburse each shareholder for all reasonable expenses incurred by him or her relating to any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us.

      Inasmuch as we carry public liability insurance which we consider adequate, we believe that any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

      As of July 1, 2002, we had the following outstanding series of preferred shares:

Series of Preferred Shares	Number of Outstanding Shares

Series A preferred shares	7,994,000

Series B preferred shares	5,990,000

Series C preferred shares	4,562,900

Series E preferred shares	6,000,000

Series F preferred shares	4,000,000

      We have called our Series A preferred shares for redemption on July 29, 2002, at a redemption price, including accrued but unpaid distributions to the redemption date, of $25.2619167 per share. See “Use of Proceeds.”

      The Series G preferred shares will rank on a parity as to distributions and amounts payable upon liquidation with the Series B preferred shares, the Series C preferred shares, the Series E preferred shares and the Series F preferred shares, and with preferred shares issued in the future on a parity basis.

      The registrar, transfer agent and distributions disbursing agent for the Series G preferred shares will be EquiServe Trust Company, N.A.

      We expect to list the Series G preferred shares on the NYSE and expect that trading will commence within 30 days after initial issuance of the Series G preferred shares. See “Underwriting.”

Distributions

      As holders of Series G preferred shares, you will be entitled to receive, when and as authorized by our board of trustees, out of legally available funds, cumulative preferential cash distributions at the rate of 7.75% of the liquidation preference per annum, which is equivalent to $1.9375 per Series G preferred share per year.

      Distributions on the Series G preferred shares will cumulate from the date of original issuance (July 29, 2002) and will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, or, if not a business day, the next succeeding business day. The initial distribution on the Series G preferred shares, which will be paid on September 16, 2002 if authorized by our board of trustees, will be for less than a full quarter. We will prorate and compute this initial distribution and any other distribution payable for a partial distribution period on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable distribution record date. The distribution record date will be the first day of the calendar month in which the related distribution payment date falls, or such other date that our board of trustees designates for the payment of distributions that is not more than 30 nor less than 10 days prior to the distribution payment date.

      Distributions on the Series G preferred shares will cumulate whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not such distributions are authorized by our board of trustees. Accumulated but unpaid distributions will cumulate as of the distribution payment date on which they first become payable or on the date of redemption, as the case may be. No interest will be payable in respect of any distribution on the Series G preferred shares that may be in arrears.

      Unless full cumulative distributions on Series G preferred shares have been or contemporaneously are authorized and paid or authorized and a sum sufficient set apart for payment for all past distribution periods and the then current distribution period:

•	no distributions, other than distributions in kind of our common shares or other shares of beneficial interest ranking junior to Series G preferred shares as to distributions and upon liquidation, may be authorized or paid or set aside for payment, and no other distribution may be authorized or made upon, our common shares or any other shares of beneficial interest ranking junior to or on a parity with Series G preferred shares as to distributions or upon liquidation (other than pro rata distributions on preferred shares ranking on a parity as to distributions with the Series G preferred shares); and

•	no common shares or any other shares of beneficial interest ranking junior to or on a parity with Series G preferred shares as to distributions or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares of beneficial interest) by us, except by conversion into or exchange for other shares of beneficial interest ranking junior to the Series G preferred shares as to distributions and amounts upon liquidation.

Our other outstanding series of preferred shares contain comparable limitations applicable to those series.

      We will credit any distribution payment we make on the Series G preferred shares against the earliest accumulated but unpaid distribution due with respect to the Series G preferred shares which remains payable.

      If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion, which we refer to as the “Capital Gains Amount,” of the total distributions (as determined for federal income tax purposes) paid or made available for the year to holders of all classes and series of shares of beneficial interest, then the portion of the Capital Gains Amount that will be allocable to holders of Series G preferred shares shall be in the same portion that the total distributions paid or made available to the holders of Series G preferred shares for the year bears to the total distributions for the year made with respect to all classes and series of our outstanding shares of beneficial interest.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of us, as a holder of Series G preferred shares you will be entitled to receive out of our assets available for distribution to shareholders (after payment or provision for all of our debts and other liabilities) a liquidation preference of $25.00 per share, plus any accumulated and unpaid distributions to the date of payment, whether or not authorized, before any distribution of assets is made to holders of common shares and any other shares of beneficial interest ranking junior to the Series G preferred shares as to liquidation rights.

      If upon any voluntary or involuntary liquidation, dissolution or winding up of us, our assets are insufficient to make full payment to holders of the Series G preferred shares and other shares of beneficial interest ranking on a parity with the Series G preferred shares as to liquidation rights, then the holders of the Series G preferred shares and parity shares of beneficial interest will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series G preferred shares will have no right or claim to any of our remaining assets.

      Our consolidation or merger with or into another entity, the merger of another entity with or into us, a statutory share exchange by us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will in each case not be deemed to constitute a liquidation, dissolution or winding up of us.

Redemption

      Except in certain circumstances relating to the preservation of our status as a REIT for federal income tax purposes, the Series G preferred shares will not be redeemable prior to July 29, 2007. On or after July 29, 2007, we, at our option, upon giving the notice described below, may redeem the Series G preferred shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions to the date of redemption, whether or not authorized.

      If we redeem fewer than all of the Series G preferred shares, our board of trustees will determine the number of shares to be redeemed. In such circumstances, the Series G preferred shares to be redeemed will be selected pro rata, by lot or in another equitable manner determined by our board of trustees.

      Notwithstanding the foregoing, unless full cumulative distributions on all Series G preferred shares have been or contemporaneously are authorized and paid or authorized and a sum sufficient set apart for payment for all past distribution periods and the current distribution period, we will not:

•	redeem any Series G preferred shares unless we simultaneously redeem all Series G preferred shares; or

•	purchase or otherwise acquire directly or indirectly any Series G preferred shares or any other shares of beneficial interest ranking junior to or on a parity with the Series G preferred shares as to distributions or upon liquidation, except by conversion into or exchange for shares of beneficial interest ranking junior to the Series G preferred shares as to distributions and upon liquidation.

      The foregoing restrictions on redemptions, purchases and other acquisitions will not prevent the redemption, purchase or acquisition by us of preferred shares of any series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of the Series G preferred shares.

      Immediately prior to any redemption of Series G preferred shares, we will pay, in cash, any accumulated and unpaid distributions to the redemption date, whether or not authorized, unless a redemption date falls after a distribution record date and prior to the corresponding distribution payment date, in which case each holder of Series G preferred shares at the close of business on such distribution record date will be entitled to the distribution payable on such shares on the corresponding distribution payment date notwithstanding the redemption of such shares before the distribution payment date. Except as provided in the previous sentence, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series G preferred shares to be redeemed.

      We will mail to you, if you are a record holder of Series G preferred shares, a notice of redemption no less than 30 days nor more than 60 days before the redemption date. We will send the notice to your address, as shown on our share transfer books. Each notice will state, in addition to any information required by law or by the applicable rules of any exchange upon which the Series G preferred shares may be listed or admitted to trading, the following:

•	the redemption date;

•	the redemption price;

•	the number of Series G preferred shares to be redeemed;

•	the place where you may surrender certificates for payment of the redemption price; and

•	that distributions on the Series G preferred shares to be redeemed will cease to accumulate on the redemption date.

      If we redeem fewer than all of the Series G preferred shares, we will specify in the notice to you the number of Series G preferred shares to be redeemed from you.

      From and after the redemption date (unless we default in payment of the redemption price), all distributions will cease to cumulate on the Series G preferred shares designated for redemption and all of your rights as a holder of the Series G preferred shares will terminate with respect to such shares, except the right to receive the redemption price and all accumulated and unpaid distributions up to the redemption date.

      The Series G preferred shares will not have a stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under “Restrictions on Ownership and Transfer” below.

Voting Rights

      As a holder of Series G preferred shares, you will not have any voting rights, except as set forth below or as required by law.

      Whenever distributions on the Series G preferred shares are in arrears for six or more quarterly periods, the holders of Series G preferred shares will be entitled, voting together as a single class with holders of Series B, C, E and F preferred shares and all other equity securities of ours upon which like voting rights have been conferred and are exercisable, to elect a total of two additional trustees to our board of trustees.

      We may not, without the affirmative vote of holders of at least a majority of the outstanding Series G preferred shares voting separately as a class:

•	authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the outstanding Series G preferred shares with respect to the payment of distributions or the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up;

•	reclassify any authorized equity securities into any such senior equity securities;

•	create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

•	amend, alter or repeal the provisions of our declaration of trust (including the articles supplementary for the Series G preferred shares), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series G preferred shares.

However, with respect to any such amendment, alteration or repeal the provisions of our declaration of trust (including the articles supplementary for the Series G preferred shares), whether by merger or consolidation, so long as the Series G preferred shares remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of such event, we may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series G preferred shares, the occurrence of any such event will not be deemed to materially and adversely affect the rights, preferences or voting powers of Series G preferred shares. In addition, any increase in the amount of authorized Series G preferred shares or any other class or series of our equity securities, in each case ranking on a parity with or junior to the Series G preferred shares with respect to the payment of distributions and the distribution of assets upon voluntary or involuntary liquidation, dissolution or our winding-up, will not be deemed to materially and adversely affect the rights, preferences or voting powers of Series G preferred shares.

No Conversion

      The Series G preferred shares are not convertible into or exchangeable for our property or securities.

Restrictions on Ownership and Transfer

      The general restrictions on ownership and transferability described under “Restrictions on Ownership and Transfer” below apply to the Series G preferred shares.